Exhibit 99.1
RESPONSE BIOMEDICAL CORP.

Report of Voting Results

This report is filed pursuant to Section 11.3 of National Instrument 51-102 and relates to the results of voting at the annual and special general meeting of Response Biomedical Corp. (the "Company") held on May 4, 2010 (the "Meeting").

Description of Matter	Outcome of Vote

Resolution to elect the following directors as proposed in the management information circular for the Meeting:	All nominees were elected for a one year term. (1)

Richard J. Bastiani, Richard K. Bear, Anthony F. Holler, Todd R. Patrick, S. Wayne Kay.

Resolution to appoint Ernst & Young LLP, Chartered Accountants, as auditors until the next annual general meeting, and to authorize the directors to fix their remuneration.	Resolution passed by requisite majority. (1)

Special Resolution to approve the consolidation of the common shares of the Company at a ratio of ten (10) to one (1).	Resolution passed by requisite majority. Details of the voting as follows:
Total shares voted in favour: 88,233,222 (98.61%) Total shares voted against: 1,244,830 (1.39%)

Note:

(1)           These votes were conducted by show of hands.

DATED this 5th day of May, 2010.

RESPONSE BIOMEDICAL CORP.

By:	/s/ S. Wayne Kay
S. Wayne Kay, Chief Executive Officer and Director